UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C.  20549
                                 ____________

                                 SCHEDULE 13D

                   Under the Securities Exchange Act of 1934


                          Opta Food Ingredients, Inc.
                               (Name of Issuer)

                       Common Stock, $.01 par value per share

                        (Title of Class of Securities)

                                    68381N 10 5

                                (CUSIP Number)
 Mr. Henry Lagarde                               with copies to:
 Nouvelle Holding                                John M. Reiss, Esq.
 Guyomarc'h S.A.                                 White & Case
 14 rue Lafayette 75009                          1155 Avenue of the
 Paris, France                                   Americas
 (33) 1 48 01 98 50                              New York, NY 10036
                                                 212-819-8200


  (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

                               December 30, 1996
         ____________________________________________________________
            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box ( ).
                                 ____________

                                 SCHEDULE 13D


  CUSIP 68381N 10 5



   1    NAME OF REPORTING PERSON

        Nouvelle Holding Guyomarc'h S.A.
   2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                                        (a) ( )
                                                                                                (b) (X)

   3    SEC USE ONLY


   4    SOURCE OF FUNDS

        WC

   5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED                                    ( )
        PURSUANT TO ITEMS 2(d) or 2(E)
   6    CITIZENSHIP OR PLACE OF ORGANIZATION
        Republic of France

  NUMBER OF SHARES                 7      SOLE VOTING POWER
  BENEFICIALLY OWNED BY EACH              1,386,674 (see discussion in Items 4 & 5)
  REPORTING PERSON WITH
                                   8      SHARED VOTING POWER
                                          0 (see discussion in Items 4 & 5)
                                   9      SOLE DISPOSITIVE POWER
                                          1,386,674 (see discussion in Items 4 & 5)

                                   10     SHARED DISPOSITIVE POWER
                                          0 (see discussion in Items 4 & 5)

   11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        1,386,674 (see discussion in Items 4 & 5)
  12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
        CERTAIN SHARES                                                                              ( )

  13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

        12.7%(see discussion in Items 4 & 5)

  14    TYPE OF REPORTING PERSON

        HC

                                 SCHEDULE 13D


  CUSIP 68381N 10 5


   1    NAME OF REPORTING PERSON

        Compagnie Financiere de Paribas
   2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                                        (a) ( )
                                                                                                (b) (X)

   3    SEC USE ONLY


   4    SOURCE OF FUNDS

        WC

   5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED                                    ( )
        PURSUANT TO ITEMS 2(d) or 2(E)
   6    CITIZENSHIP OR PLACE OF ORGANIZATION

        Republic of France

  NUMBER OF SHARES                 7      SOLE VOTING POWER
  BENEFICIALLY OWNED BY EACH              1,386,674 (see discussion in Items 4&5)
  REPORTING PERSON WITH
                                   8      SHARED VOTING POWER
                                          0
                                   9      SOLE DISPOSITIVE POWER
                                          1,386,674 (see discussion in Items 4&5)

                                   10     SHARED DISPOSITIVE POWER
                                          0

   11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
        1,386,674 (see discussion in Items 4&5)
  12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
        CERTAIN SHARES                                                                              ( )

  13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
        12.7% (see discussion in Items 4&5)

  14    TYPE OF REPORTING PERSON
        HC

<F1>  Compagnie Financiere de Paribas expressly disclaims any beneficial ownership of shares of Opta Food Ingredients, Inc.

                                 SCHEDULE 13D

                          OPTA FOOD INGREDIENTS, INC.


ITEM 1.   SECURITY AND ISSUER

          This statement on Schedule 13D relates to the common stock, $.01 par value per share (the "Common Stock") of Opta Food Ingredients, Inc., a Delaware corporation (the "Company"), the principal executive offices of which are located at 25 Wiggins Avenue, Bedford, Massachusetts 01730.


ITEM 2.   IDENTITY AND BACKGROUND

          This statement on Schedule 13D is being filed by (i) Nouvelle Holding Guyomarc'h S.A. ("Nouvelle"), a societe anonyme incorporated in Paris, under the laws of the Republic of France and (ii) Compagnie Financiere de Paribas ("Paribas"), a diversified holding company organized under the laws of the Republic of France which maintains holdings in a number of jurisdictions. Nouvelle and Paribas are hereinafter sometimes collectively referred to as the "Reporting Persons."

          Nouvelle, approximately 95% of the capital stock of which is held by Paribas, is a holding company used by Paribas to hold investments in the food sector. The address of Nouvelle's principal business and of its principal office is 14 rue Lafayette 75009, Paris, France.

          Paribas holds operating subsidiaries that engage in a wide variety of banking, financial services, manufacturing, trading, development and related activities. The principal office address of Paribas is 3, rue d'Antin, Paris, France.
          The attached Schedule I is a list of the executive officers and directors of Nouvelle and Paribas, which contains the following information with respect to each such person: (i) name; (ii) business address; (iii) present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted; and (iv) place of citizenship.

          During the last five years, neither Nouvelle, Paribas nor, to the best of Nouvelle's or Paribas' knowledge, any person named on Schedule I hereto has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.


ITEM 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

          Between October 7, 1996 and December 23, 1996, Nouvelle used working capital to purchase 531,900 shares of common stock of the Company in a series of open market purchases for an aggregate purchase price of $3,826,608.57 (including brokerage commissions).

          Nouvelle entered into a Securities Purchase Agreement, dated as of December 30, 1996 with Pfizer, Inc. ("Pfizer"), (the "Securities Purchase Agreement") pursuant to which Nouvelle purchased 854,774 shares of common stock of the Company from its working capital for $8.50 per share.


ITEM 4.   PURPOSE OF THE TRANSACTION

          The shares, the ownership of which is reported hereby, were acquired for investment purposes. The Reporting Persons reserve the right from time to time to acquire additional shares, or to dispose of some or all of their shares. The Reporting Persons may from time to time discuss with management of the Company various ideas with a view to enhancing the value of the shares. Furthermore, Nouvelle has entered into an agreement dated as of December 30, 1996 with the Company (the "Opta Agreement"), pursuant to which (i) Nouvelle has the right to have a designee (the "Designee") appointed to the Board of Directors of the Company until the next annual meeting of shareholders (by means which may include, among other things, expansion of the Board of Directors) and (ii) the Board of Directors of the Company will nominate the Designee for election in connection with the next election of Directors. Pursuant to the Opta Agreement, the Company's obligation to maintain the Designee as Director of the Company is limited to one year. However, Nouvelle would expect the Designee to continue as a member of the Board of Directors of the Company so long as Nouvelle continues to own a material amount of Shares.

          Except as set forth above, neither of the Reporting Persons nor any of the persons set forth in Schedule I has any plan or proposal which relate to, or would result in, any of the matters referred to in paragraphs (a) through (j) of Item 4 of the General Instructions for Schedule 13D.


ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER

          (a) Based upon the outstanding number of shares set forth in the Company's Form 10-Q for the fiscal quarter ended September 30, 1996 (filed by the Company with the Securities and Exchange Commission on November 8, 1996) Paribas' beneficial ownership of 1,386,674 shares of Common Stock constitutes beneficial ownership of 12.7% of the total number of shares of outstanding Common Stock.

          (b) Paribas, acting through its subsidiary Nouvelle, has the sole power to vote or to direct the vote of, and sole power to dispose or direct the disposition of, 1,386,674 shares of Common Stock of the Company purchased in the open market and pursuant to the Securities Purchase Agreement.

          (c) During the past sixty days, neither Nouvelle, Paribas nor, to the best knowledge of Nouvelle or Paribas, any of the persons set forth on
Schedule I, has effected any transactions in shares of Common Stock except pursuant to the Securities Purchase Agreement and the purchases listed in Item 3 hereof.

 Purchaser                 Date         Number of         Share Price    Where         How
                                        Shares

 Nouvelle                12/19/96           59,000            5.654      NASDAQ        Open Market

 Nouvelle                12/20/96           75,500            5.380      NASDAQ        Open Market

 Nouvelle                12/23/96           65,500           5.5243      NASDAQ        Open Market

          (d)  Not applicable.

          (e)  Not applicable.


ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

          Securities Purchase Agreement. Pfizer and Nouvelle entered into a Securities Purchase Agreement, dated as of December 30, 1996.

          Subject to the terms and conditions set forth therein, Pfizer sold to Nouvelle and Nouvelle purchased from Pfizer, 854,774 shares of Common Stock of the Company, $.01 par value at a purchase price of $8.50 per share.

          Opta Agreement. The Company and Nouvelle entered into the Opta Agreement dated as of December 30, 1996.

          Subject to the terms and conditions set forth therein, the Company agreed in the Opta Agreement to appoint the Designee selected by Nouvelle to the Board of Directors of the Company until the next annual meeting of shareholders. The Company further agreed to nominate and solicit proxies for the Designee as a director in connection with the next election of directors. Pursuant to the Opta Agreement, the Company's obligation to maintain the Designee as Director of the Company is limited to one year. However, Nouvelle would expect the Designee to continue as a member of the Board of Directors of the Company so long as Nouvelle continues to own a material amount of Shares.

          Nouvelle agreed that for a period of one year after the date of the Opta Agreement it would not and it would cause its subsidiaries to not (i) acquire securities which would result in Nouvelle beneficially owning more than 15% of the Company's outstanding common stock in the aggregate and (ii) solicit proxies from shareholders of the Company.

          Except as described in Items 3 and 4 above and in this Item 6, neither Nouvelle, Paribas nor, to the best knowledge of Nouvelle or Paribas, any of the individuals identified in Schedule I has any contract, arrangement, understanding or relationship with any person with respect to any security of the Company.


ITEM 7.   MATERIAL TO BE FILED AS EXHIBITS

Exhibit No.         Description

     1 Securities Purchase Agreement, dated as of December 30, 1996, by and between Pfizer and Nouvelle.

     2 Opta Agreement, dated December 30, 1996, by and between the Company and Nouvelle.

     3 Agreement, dated January 8, 1997, by and between Nouvelle and Compagnie Financiere de Paribas regarding the filing of a single Schedule 13D on behalf of both parties pursuant to Rule 13d-1(f)(1)(iii).

                                   SIGNATURE


          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  January 9, 1996


                           NOUVELLE HOLDING GUYOMARC'H S.A.


                           By:  /s/ H. Lagarde
                              Name:  H. Lagarde
                              Title: Chairman

                                   SIGNATURE


          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  January 9, 1996


                           COMPAGNIE FINANCIERE DE PARIBAS


                           By: /s/ A. D. de Seze
                              Name:  A. D. de Seze
                              Title:  Member of the Board of Management

                                                                    SCHEDULE I

     The following tables set forth for the directors and executive officers of Nouvelle Holding Guyomarc'h S.A. and Compagnie Financiere de Paribas (i) the name and citizenship of each such person; (ii) the present principal occupation or employment of each such person; and (iii) the name, principal business and address of any business corporation or other organization in which such occupation or employment is conducted.

                                                                 A.
                                EXECUTIVE OFFICERS AND DIRECTORS OF NOUVELLE HOLDING GUYOMARC'H S.A.


                                                            Present principal occupation or employment
 Name/Position                       Citizenship            and name and business address of employer

 Henri Lagarde                       French                 Chairman and C.E.O. NH Guyomarch,
                                                            14 rue Lafayette - 75009 Paris

 Giles Cosson                        French                 Chairman Coparex
 Thierry Dormeuil                    French                 Executive Vice President Banque
                                                            Paribas, 3 rue d'Antin - 75002
                                                            Paris

 Charles Doux                        French                 Chairman and CEO Doux S.A.,
                                                            29150 Chateulin
 Jean-Marie Fabre                    French                 Executive Vice President
                                                            Banque Paribas
                                                            3, rue d'Antin
                                                            75002 Paris, France

 Rene Gillain                        French                 Chairman Zoomarket SA
                                                            Retired C.E.O. Royal Canin,
                                                            34400 Lunel

 Dominique Megret                    French                 Executive Vice President
                                                            Banque Paribas
                                                            3, rue d'Antin
                                                            75002 Paris, France
 Jacques Paquin                      French                 Retired C.E.O of S.A.G.AL,
                                                            56400 Plumeret

 Jean-Paul Sabet                     French                 Executive Vice President
                                                            Banque Paribas
                                                            3, rue d'Antin
                                                            75002 Paris, France
 Paribas Participation               French                 41 avenue de l'Opera
                                     company                75002 Paris

 Michel Vermersch                    French                 Chairman M.V. Conseil,
                                                            56000 Vannes

                                                                 B.
                                                 EXECUTIVE OFFICERS AND DIRECTORS OF
                                                   COMPAGNIE FINANCIERE DE PARIBAS

                 Except as otherwise noted, the address of each such person in this Part C is 5, rue d'Antin, 75002 Paris, France.

                                                                      Present Principal occupation or
                                                                      employment and name and business
   Name/Position                              Citizenship             address of employer

   Michel Francois-Poncet/                      French                President of Supervisory Board
   President of Supervisory                                           BANQUE PARIBAS
   Board                                                              3, rue d'Antin
                                                                      75002 Paris, France

                                                                      President of Supervisory Board
                                                                      COMPAGNIE FINANCIERE
                                                                        DE PARIBAS

   Francois Morin/                              French                Vice President of Supervisory
   Vice President of Supervisory                                        Board
   Board                                                              COMPAGNIE FINANCIERE
                                                                        DE PARIBAS
   Evan Baird/Member of                     United Kingdom            President
   Supervisory Board                                                  SCHLUMBERGER
                                                                      42, rue Saint Dominique,
                                                                      75007 Paris, France

   Claude Bebear/Member of                      French                President
   Supervisory Board                                                  AXA
                                                                      21/23, avenue de Matignon
                                                                      75008 Paris
   Enrico Braggiotti/Member of                  Italian               President
   Supervisory Board                                                  COMPAGNIE MONEGASQUE
                                                                        DE BANQUE
                                                                      23, avenue de la Costa
                                                                      MC 98000 Monaco

   Paul Desmarais/Member of                    Canadian               Power Corporation of Canada
   Supervisory Board                                                  751 Victoria Square
                                                                      Montreal, Quebec  Canada

   Jean Gandois/Member of                       French                President, Conseil National de
   Supervisory Board                                                  Patronat Francais
                                                                      31, avenue Piere 1er de Serbie
                                                                      75784 Paris
   Antoine Jeancourt-Galignani/                 French                President
   Member of Supervisory Board                                        ASSURANCES GENERALE
                                                                        DE FRANCE
                                                                      87, rue de Richelieu
                                                                      75002 Paris

   Ambroise Roux/Member of                      French                8, bis rue Marguerite
   Supervisory Board                                                  75017 Paris
   Thierry Desmarest/Member of                  French                President
   Supervisory Board                                                  COMPAGNIE FRANCAISE
                                                                        DES PETROLES TOTAL
                                                                      Tour Total
                                                                      24, Cours Michelet
                                                                      92080 Puteaux

   Andre Levy-Lang/                             French                President of Board of
   President of Board of                                                Management
   Management                                                         COMPAGNIE FINANCIERE
                                                                        DE PARIBAS

                                                                      President of Board of
                                                                        Management
                                                                      BANQUE PARIBAS
                                                                      3, rue d'Antin
                                                                      Paris, France

   Philippe Dulac/                              French                Member of Board of
   Member of Board of Management                                        Management
                                                                      COMPAGNIE FINANCIERE
                                                                        DE PARIBAS

                                                                      Member of Board of
                                                                        Management
                                                                      BANQUE PARIBAS
                                                                      3, rue d'Antin
                                                                      Paris, France

   Christian Manset/                            French                Member of Board of
   Member of Board of Management                                        Management
                                                                      COMPAGNIE FINANCIERE
                                                                        DE PARIBAS


   Colette Neuville/Member of                   French                Representative of the Minority
   Supervisory Board                                                  Shareholders Association
                                                                      5, rue Au Lin
                                                                      98000 Chartres

   Dennis Kessler/Member of                     French                Societe Francais des Societes
   Supervisory Board                                                  de'Assurances
                                                                      26, Blvd Haussman
                                                                      75009 Paris
   Serge Tchuruk/Member of                      French                Alcatel Alsthom
   Supervisory Board                                                  54, rue de la Boetie
                                                                      75381 Paris

   Francois Henrot/Member of                    French                Chairman of the Board of
   Board of Management                                                Directors
                                                                      Compagnie Bancaire
                                                                      5, avenue Kleber
                                                                      75016 Paris
   Amaury-Daniel de Seze/                       French                Member of Board of
   Member of Board of Management                                        Management
                                                                      COMPAGNIE FINANCIERE
                                                                        DE PARIBAS

                                                                      Member of Board of
                                                                        Management
                                                                      BANQUE PARIBAS
                                                                      3, rue d'Antin
                                                                      Paris, France

                                 EXHIBIT INDEX



Exhibit No.         Description

     1 Securities Purchase Agreement, dated as of December 30, 1996, by and between Pfizer and Nouvelle.

     2 Opta Agreement, dated December 30, 1996, by and between Nouvelle and the Company.

     3 Agreement, dated January 8, 1997, by and between Nouvelle and Compagnie Financiere de Paribas regarding the filing of a single Schedule 13D on behalf of both parties pursuant to Rule 13d-1(f)(1)(iii).